EXHIBIT 12.2

NEVADA POWER COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Three Months Ended March 31,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004

EARNINGS AS DEFINED:
Income (Loss) From Continuing Operations After Interest Charges	$(35,151)	$7,971	$151,431	$165,694	$224,540	$132,734	$104,312
Income Taxes	(16,365)	6,523	71,382	78,352	117,510	63,995	56,572
Income (Loss) From Continuing Operations before Income Taxes	(51,516)	14,494	222,813	244,046	342,050	196,729	160,884

Fixed Charges	60,513	47,571	210,067	190,836	190,333	159,776	145,055
Capitalized Interest (allowance for borrowed funds used during construction)	(4,562)	(5,355)	(20,063)	(13,196)	(11,614)	(23,187)	(5,738)

Total	$4,435	$56,710	$412,817	$421,686	$520,769	$333,318	$300,201

FIXED CHARGES AS DEFINED:
Interest Expensed and Capitalized (1)	$60,513	$47,571	$210,067	$190,836	$190,333	$159,776	$145,055
Preference Security Dividend Requirements
Total	$60,513	$47,571	$210,067	$190,836	$190,333	$159,776	$145,055

RATIO OF EARNINGS TO FIXED CHARGES	-	1.19	1.97	2.21	2.74	2.09	2.07

DEFICIENCY	$56,078	$-	$-	$-	$-	$-	$-

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.

For the purpose of calculating the ratios of earnings to fixed charges, “Fixed charges” represent the aggregate of interest charges on short-term and long-term debt (whether expensed or capitalized) and the portion of rental expense deemed attributable to interest.  “Earnings” represents pre-tax income (or loss) from continuing operations plus fixed charges (excluding capitalized interest).